

FLAGSHIP FITNESS INC.

"Leading Families to a Healthier Way of Living."

FLAGSHIP
FITNESS
SITE PLAN

EXECUTIVE SUMMARY

"A Family Wellness & Fitness Resort"
FLAGSHIP
FITNESS
NO DIVING
4'-0"

EXECUTIVE SUMMARY

BUSINESS ENTITY

Flagship Fitness, Inc. ["Flagship"] was founded to capitalize on an increasing demand for multi-generational, family-oriented fitness and wellness centers in upcoming and growing multi-suburban demographics. Flagship is proposing to construct a brand new 64,000 S.F (2-story) family wellness and fitness facility on 8 acres of commercial land located in the city of Ramsey, Minnesota.

STAGE

Flagship Fitness is a Start-up company, ready to build the first location at **Sunwood Drive, Ramsey, Minnesota 55303.** Based on the surrounding businesses and traffic-flow, this site will best accommodate all of the necessary components to ensure ample visibility, accessibility and layout, providing Flagship with a great opportunity for success. The site area will consist of approximately 8 acres and which will support the initial facility and parking and room for additional growth.

START-UP SUMMARY

Total project cost is $19,898,542. Flagship has preliminary approvals to secure approximately $2,900,000 in up-front subsidies from the City of Ramsey, Minnesota for this project *(see chart below)*. These subsides include 8 acres of developed land with utilities connections, valued at $1,393,920 *(supported by recent nearby comparable sales)*, and is likely a non-cash value via land write-down, due to current city ownership. The remaining $1,306,080 consists of a variety of cash-based grants, which will be provided to Flagship Fitness by the City of Ramsey, contingent upon financing agreements between all parties involved.   In addition, the founder has spent $520,000 on project costs-to-date, and is included in the overall project cost. The soft costs are not able to be financed, so an additional $1,700,000 is required, as additional equity. The remaining $15,298,542 is the total debt financing required.

PROJECT FINANCING

DESCRIPTION	AMOUNT
Total Project Cost:	**$19,898,542**
Equity From Flagship Fitness For Project:	
8 Acres of land: *(Owned by the City of Ramsey and will be sold to Flagship Fitness for a total of $1.00, as part of subsidy. This transaction will be done prior to financing agreement.)*	*$1,393,920*
Construction Permit fees funded by the City of Ramsey (part of grants to Flagship Fitness)	*$200,000*
Funding from the city to Flagship in the form of cash/other subsidies prior to financing agreement	*$1,306,080*
Total Equity In Place: (Not including $520,000 Pre-Financing Development Expenses by the Owner) *(Will be in place toward the project, prior to any financing agreement. These equities are a combination of owner's investment prior to financing, 8 acres of land, other city grant in the form of cash, construction of parking, etc.)*	**$2,900,000**
Additional Equity:	
Investment Funding Needed (Amount Needed to Cover Soft Costs)	*$1,700,000*
Total Source of Equity Funding Required	**$4,600,000**
Total Debt Financing Required:	**$15,298,542**

Adrian Haid: (612) 963-3281 | www.FlagshipFitness.com
13700 Valley View Road #259, Eden Prairie, MN 55344

7-YEAR P&L PRO-FORMA

7-Year P&L Pro-Forma							
	Year	Year	Year	Year	Year	Year	Year
Item	1	2	3	4	5	6	7
Revenue & Cost Of Sales							
Gross Sales	**$5,326,675**	**$6,944,386**	**$8,241,874**	**$9,171,781**	**$10,050,250**	**$10,690,648**	**$11,409,092**
Supplies	$194,500	$246,750	$285,975	$310,725	$328,725	$342,975	$354,975
General Labor Cost	$1,021,590	$1,227,044	$1,261,814	$1,337,464	$1,493,313	$1,551,741	$1,636,286
Instructors Expense	$254,763	$405,179	$475,313	$543,137	$613,510	$635,557	$672,591
Total Direct Cost	**$1,470,853**	**$1,878,973**	**$2,023,102**	**$2,191,326**	**$2,435,548**	**$2,530,274**	**$2,663,852**
Gross Margin	**$3,855,822**	**$5,065,413**	**$6,218,773**	**$6,980,455**	**$7,614,702**	**$8,160,374**	**$8,745,240**
Incentive Fee for Sales	$70,400	$98,700	$114,390	$124,290	$131,490	$137,190	$141,990
Bank Fee & Processing	$116,939	$147,374	$171,971	$190,935	$208,729	$223,123	$238,800
Subcontract Cleaning	$48,000	$49,200	$50,430	$51,691	$52,983	$54,308	$55,665
Marketing & Travel Exp.	$290,000	$205,000	$215,250	$226,013	$237,313	$249,179	$261,638
Facility Maintenance	$40,000	$200,000	$400,000	$400,000	$400,000	$410,000	$420,250
Repair & Maintenance Exp.	$48,000	$49,200	$50,430	$51,691	$52,983	$54,308	$55,665
Utilities	$525,460	$674,389	$691,248	$708,529	$726,243	$744,399	$763,009
Total Variable Cost	**$1,138,799**	**$1,423,863**	**$1,693,719**	**$1,753,148**	**$1,809,741**	**$1,872,506**	**$1,937,017**
Total Direct & Variable Cost	**$2,609,652**	**$3,302,836**	**$3,716,821**	**$3,944,474**	**$4,245,289**	**$4,402,779**	**$4,600,869**
Fixed Expenses							
Management Salaries	$267,000	$297,000	$311,850	$327,443	$343,815	$361,005	$371,836
Payroll Taxes & Benefits	$150,121	$177,551	$183,332	$193,962	$214,025	$222,835	$233,946
Workmen Comp. Ins. Exp	$25,772	$30,481	$31,473	$33,298	$36,743	$38,255	$40,162
General Insurance Exp.	$275,000	$281,875	$288,922	$296,145	$303,549	$311,137	$318,916
Office Expense	$170,430	$216,018	$251,354	$273,924	$291,139	$304,828	$317,068
Professional Services Exp.	$60,000	$61,500	$63,038	$64,613	$66,229	$67,884	$69,582
Interest on Loans	$709,370	$687,196	$663,044	$638,191	$612,136	$584,822	$556,188
Depreciation Exp.	$280,563	$280,563	$561,127	$581,127	$581,127	$581,127	$581,127
City & Real State Taxes	$50,000	$334,125	$495,000	$499,950	$504,950	$509,999	$515,099
Total Fixed Expenses	**$1,988,256**	**$2,366,309**	**$2,849,140**	**$2,908,652**	**$2,953,711**	**$2,981,893**	**$3,003,923**
Total Operating Expenses	**$4,597,907**	**$5,669,145**	**$6,565,960**	**$6,853,126**	**$7,198,999**	**$7,384,673**	**$7,604,792**
Income Before Tax	$728,768	$1,275,241	$1,675,914	$2,318,654	$2,851,250	$3,305,975	$3,804,300
Income Taxes	$0	$0	$0	$0	$0	$0	$0
Net Income	**$728,768**	**$1,275,241**	**$1,675,914**	**$2,318,654**	**$2,851,250**	**$3,305,975**	**$3,804,300**

Adrian Haid: (612) 963-3281 | www.FlagshipFitness.com
13700 Valley View Road #259, Eden Prairie, MN 55344

ACCOUNTING NOTES FOR ABOVE OPERATIONAL REVENUE, EXPENSE PROJECTIONS AND DEBT SERVICE.

REVENUE
Revenue projections were determined by the study of the demographics within a five-mile radius of the proposed site of the facility in the City of Ramsey. The management reviewed the census data of the population by age group within the specific radius, the number of households in the area, average income of the households, commuting population from the transit stop for lite rail, highway 10 *(a main traffic artery)*, existing businesses and work force. This information was integrated into the industrial averages determined by IHRSA, the fitness association business organization. The company conducted a comprehensive marketing survey to determine the potential membership's interest for programs that are offered by a health and wellness facility for the general population in the area. Using the knowledge of the management's experience and its previous public and private company's experiences, Flagship management used this data in conjunction with the IHRSA averages of over 100 health club facilities to determine the projected number of memberships from its target number and their cost of acquisition.

COST PROJECTIONS
The project operational expenses were based on other similar fitness operations in the metro area through direct management interviews, analysis of public disclosure filings, public utilities records for operational costs, insurance company's estimates and service company cost records. These statistics provide a base for determining the operational projected costs of that incurred by a facility of this size.

The projected cost of the personnel for the facility was determined by reviewing each program and service category, totaling the number of wage hours related to the implementation of the programs and services, and estimating the prevailing wages related to the cost of providing such program and services. The company in determining the number of employees and cost used the information and data that it had accumulated from interviews and document reviews from similar public and private companies.

The property tax rates where determined by estimates from the County Assessor's formula of similar size buildings and construction costs.

DEBT SERVICE
Based on the projected revenue, cost projections and debt financing of **$15,298,542** *(6% interest-only loan)*, the break-even point is 3,300 memberships. This goal is obtainable within the first two months of the first year of operation.

MARKET ANALYSIS/POTENTIAL MEMBER ACQUISITION
In 2015, a feasibility study *(available upon request)* was conducted within a 5-mile radius *(target market)* of the proposed site, indicating that Flagship can acquire more than 5,500 memberships by the end of the second year of operation, with a maximum break-even point of 3,300 memberships *(every paying account considered a membership)*. The figure below depicts a potential number of members, based on the percentage of the survey responses of would *"definitely join", "probably join" or "maybe join"* this hypothetical facility, and multiplied by the Adjusted Area Household Population. 85% of the participants were interested in a Family membership, meaning the most expensive membership will be the popular choice, providing higher profits.

Adrian Haid: (612) 963-3281 | www.FlagshipFitness.com
13700 Valley View Road #259, Eden Prairie, MN 55344

SURVEY QUESTION	%		ADJUSTED HOUSEHOLD POPULATION *(4.5-mile Radius)**		REALISTIC AMOUNT OF POTENTIAL NEW MEMBERSHIPS
Definitely Join	13%	x	12,994*	=	1,689
Probably Join	24%	x	12,994*	=	3,119
Maybe Join	5%**	x	12,994*	=	4,028
TOTAL	**68%**	**x**	**12,994***	**=**	**5,457**

The Actual Household Population in a 5-mile radius of the proposed site is 21,657. The "Adjusted Area Household Population" (12,994) is 40% less, for a conservative number, than the Actual Household Population (21,657).

**The management reduced expectations for the answer "Maybe join," by lowering the 31% to 5%.*

TARGET MARKET

Flagship will target all demographics, specifically the overweight, "Unfit Yet," segments of the population who have been ignored by other fitness organizations. Flagship strives to be the place that attracts people medically, mentally, physically and emotionally. Additionally, Flagship will offer a comprehensive array of services and programs to both large and small businesses. Businesses have come to realize that healthy employees are more productive than chronically-ill employees, and cost less to prevent injuries or illnesses, than to treat them after they occur.

Flagship's comprehensive approach, and philosophy to holistic fitness, will resonate with members with an understanding of wellness beyond physical fitness. Over 90% of commercial fitness centers are not designed for a comprehensive approach to family wellness and fitness. Less than 2% of all commercial fitness centers have concentrated programs for family fitness. This trend is on the rise, and Flagship will be on the forefront of this phenomena.

MARKETING STRATEGY

Flagship Fitness will be a stand-alone family wellness and fitness facility, and not a franchise. The management will use their prior experience to launch an effective marketing campaign to introduce Flagship Fitness to entire target market and the businesses small and large *(all businesses will receive a discount on their employee monthly dues)*.

The management is in negotiation with outside fitness marketing consultants to create a successful pre-opening marketing campaign to acquire maximum potential membership.

PRE-OPENING MARKETING

Below are some examples of pre-opening marketing campaigns to acquire new memberships. A complete marketing vision has been prepared by the management and is available upon request.

GROUND BREAKING CELEBRATION:
Invitation of Ramsey city officials, local media and newspapers to create excitement, as well as inform the demographic that Flagship will be "coming soon." Signup routing through www.flagshipfitness.com.

LAUNCH OF FLAGSHIP FITNESS ON FACEBOOK:
Flagship has already designed a Facebook page, and is ready to be lunched. Anyone can sign up to become members by providing their Information, and will be contacted by the sales department to complete the process.

PROGRESS UPDATE NEWS RELEASE:
6 months into construction *(progress update)* news release to the local media and demographic.

Adrian Haid: (612) 963-3281 | www.FlagshipFitness.com
13700 Valley View Road #259, Eden Prairie, MN 55344

1 DIRECT MAIL (~120 DAYS PRE-OPENING):
Send a brochure of all Flagship services and offerings.

3 DIRECT MAIL CAMPAIGNS (~90 DAYS PRE-OPENING):
Offering to join online to eliminate all enrollment fees.

1 DIRECT MAIL (JUST PRIOR TO OPENING):
A personal introductory letter from the CEO to all the residents and businesses within 5-mile radius target market.

TV SPOT ADVERTISING:
The management may consider this form of advertising, considering the cost and potential membership acquisition.

BILLBOARD SIGNAGE:
Located in a high traffic area, preferably right by HWY 10.

GRAND OPENING CELBRATION
The Grand opening will be elaborate. Invitation of all city officials, local news media, all residents within a 5-mile radius, fireworks, family outdoor cookout and activities, sponsoring charities *(like Wounded Warriors)*, and 5K run with prizes.

COMPETITION

ANYTIME FITNESS *(FRANCHISE)*
An extremely small *(900 sq ft)*, single-room "Anytime Fitness" franchise is located in a strip-mall within 1 block of the Ramsey site location, but the amenities are not comparable in any way. Monthly dues start at $38.95/month for singles.

YMCA / COMMUNITY CENTER
There is a non- profit YMCA/Community Center in Andover, approximately 11.5 miles East *(20 minute drive),* that offers some similar amenities, but a much lower quality facility/lack of expertise/training, with a more hands-off approach to members. Monthly dues start at $66/month for singles, $110 Couples, $122 Families *(+$20/each over 3 adults)*

COMPARISONS
Anytime Fitness is not true competition, regardless of the close proximity, based on the lack of amenities offered and small size *(900 sq ft)*. Once Flagship opens, Anytime Fitness would have a hard time keeping members, most likely forcing them to close. YMCA has higher monthly dues for members in every category, and offers lesser amenities at that pricing. The Flagship site was strategically planned based on the geographical location and surrounding demographics to increase the likeliness of acquiring and keeping members. The Potential Member Acquisition number, shown in the chart above, has taken the competition into consideration by reducing 40%, for an extremely conservative number. Health club members, according to the IHRSA's statistics, are willing to pay $10 to $50 more per month for gym convenience as opposed to one that might be less expensive but out of the way.

COMPARABLE ADJACENT LAND SALES

DESCRIPTION	~COST	ACRES	COST/SQ FT
McDonald's	$470,000.00	1.32	$8.17
Casey's	$597,000.00	1.36	$10.07
PSD LLC	$1,890,000.00	13.50	$3.23
Common Bond	$435,000.00	1.85	$5.40
Medical User (Pending – LOI received)	$261,000.00	1.00	$6.00

HOW FLAGSHIP WILL MAKE MONEY

Flagship Fitness operations will have three primary sources of revenue. First, our largest source of revenue will be from monthly membership dues and enrollment fees paid by our members. We will recognize revenue from monthly membership dues in the month to which they pertain. We will recognize revenue from enrollment fees over the expected average life of the membership, which will be 36 months. Second, we will generate revenue, which we refer to as in-center revenue, from fees for personal training, nutritional coaching, educational seminars, group fitness training and other member activities, sales of products at our Flagship café *(food, natural juices, natural healthy smoothies)*, sales of products and services offered at our Flagship SPA/Salon "conveniently located right in the center for members and non-members. We will expand the flagship brand into other wellness related offerings that will generate revenue, including nutritional products, media advertising.

Flagship's monthly dues will be comparable to much smaller, less equipped clubs. Monthly dues for single members will start at $64.95 per month, couples will be $109.95 per month and families are $125.95 per month. With the ability to offer a variety of activities, a pleasant environment, convenient and affordable memberships and comprehensive offerings for a healthy mind, body and spirit, Flagship is sure to be a great success.

Flagship will include certified professionals, such as fitness trainers, personal trainers, specialty trainer/sports conditioning, clinical exercise specialists, physical therapists, nutritionists, massage therapists, senior trainers, youth trainers, personal coaches, and group exercise instructors, group holistic instructors, Yoga instructors, Pilate instructors, performance training coaches and N.D coaching *(clinics)*. Flagship will be comprised of, among other things, a large indoor aquatic center, including a whirlpool, sauna, steam room, tranquility lounge areas, upscale locker rooms, youth clubs and programs, an interactive childcare center, Flagship Café and Flagship Spa/Salon. Flagship will feature exquisite interior and innovative designs, aimed at providing an upscale fitness facility, perfect for anyone, regardless of their fitness level.

MANAGEMENT

Each member of the initial management team has sufficient experience in the wellness and fitness operation, design, sales and marketing industry. They are all presently involved in the local fitness industries (Lifetime Fitness and YMCA), or have been in the fitness industry for more than ten years. Everyone brings broad, "inside-out" knowledge in every aspect of the club's operation and development.

Adrian Haid: (612) 963-3281 | www.FlagshipFitness.com
13700 Valley View Road #259, Eden Prairie, MN 55344

MANAGEMENT TEAM



ADRIAN HAID – PRESIDENT & FOUNDER

Mr. Haid has gained considerable experience in fitness club operations and administration over the past 25 years, having held a variety of high visibility managerial roles at large and reputable facilities. Prior responsibilities have included daily operations, administering hospitality controls, membership sales and marketing, equipment purchase and floor design. He has been responsible for multi-million dollar budgets and has been integral in his facilities generating as much as $5.2 million in annual revenues. During his tenure as an executive level professional in the health and wellness industry, Mr. Haid has developed a passion for bringing "next-generation" family and fitness center options to the public, and is actively pursuing his dream.



KERRY GIVENS – CONSULTANT/CHIEF OPERATING OFFICER

Mr. Givens has over 25 years of health club experience, ranging from sales and marketing to managing a 186,000 sq. ft. single site club that generates an upwards of $12 million in gross annual revenues while maintaining a 30% net profit margin. He currently serves as the managing partner of all programs undertaken by the club, including departmental policies and procedures, community outreach initiatives, and industry trade organization involvement. Throughout his career, Kerry Givens has garnered an impressive track record in efficiently managing capital and operating budgets, consistently improving profit margins for club owners, and continually upholding the highest standards in customer satisfaction.

Mr. Givens was Membership Sales Department Head at Aurora Athletic Club from 1989-1990, Membership and Marketing Director at Aerobic and Sport Conditioning Center from 1991-1993, Sales and Marketing director at the Eden Prairie Flagship Fitness Athletic Club from 1993-1998, General Manager of Flagship Athletic Club in 1998-2005 and has been General Manager at the YMCA from 2005 to present.

Mr. Givens will initially be a close consultant to Flagship and will join our team upon the opening of the second Flagship as a COO. He is presently involved with the operation of $6 million annual operations of YMCA in the Minneapolis, Minnesota area.



PAUL JILEK – MARKETING DIRECTOR

Mr. Jilek has over 14 years of marketing and interactive media experience, working with ad agencies, Retail and financial corporations, in his past. His illustrious client list includes: Best Buy, Coca Cola, Qwest, Children's Hospital Association *(CHA)*, Edina Realty, Lifetime Fitness, Wooddale Tennis Center, United States Tennis Association - Northern, Honda, Dodge, Toyota, Gander Mountain, Ebert's & Gerbert's, 3M, DuPont, Seagate, Western Digital, Wells Fargo, General Mills, Honeywell, Hallmark, Wal-Mart, Marriott Hotel, Hampton Inn, Residence Inn, and Hyatt Place. With his strong background in marketing and promotional campaign development, he will serve as an invaluable member of the Flagship team.



MICHAEL JOHNSON –INTRIM CHIEF FINANCIAL OFFICER

Mr. Johnson has over 40 years of business experience developing, managing and owning businesses nationally and internationally. He is currently the CFO of a public trading company responsible for financial reports, SEC filings, EDGAR filings and year end audits. Prior to this position he has business experiences including owning and operating a national franchise nutrition and fitness company in the health and wellness field.

In the business finance field, he has been the CFO for private and public companies including check cashing store operations grossing over $200 million per year, compliance services for money wire centers, forensic accounting services, business tax preparations and representing clients before the Internal Revenue Service, heading up the payroll division of TLS, and was the CFO of the first Two-D bar code public trading company in the United States.   He has a degree in Economics from Luther College and a Master's Degree from the University of Wisconsin.



KENDRA LOVEJOY – CLUB GENERAL MANAGER

As Flagship General Manager, Ms. Lovejoy will bring a breadth of experience from the health and fitness industry to the team. She has served as department head for various group fitness programs, fitness and aquatics instruction, as well as several leadership roles at Lifetime Fitness, the YMCA and Lifestyles, over the past 15 years.



KIMBERLY JILEK – SPA DEPARTMENT HEAD

Mrs. Jilek has over 15 years of experience in the spa industry, has as a background in management and human resources, and managed a $25 million dollar portfolio, investor relations and employee relations. Mrs. Jilek has always had a passion for the spa industry, learning at a young age, how to take care of her body's well-being. She continues to stay up-to-date with the industry's trends and changes to ensure customers receive the best overall experience. Mrs. Jilek takes pride in herself by making people feel welcome, relaxed and rejuvenated during their visit to the Flagship Spa.

CONCLUSION

Flagship's management and aggressive marketing plans and strategies will position the club to take full advantage of future trends in the health and fitness industry. In the next 5 to 7 years, Flagship is structured to be a major contender in the health and fitness industry. By achieving this goal, Flagship will create significant value for its members, and provide substantial returns for all investors.